My Trail Company, PBC
(a Colorado Public Benefit Corporation)

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
December 31, 2017

My Trail Company, PBC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

	<u>Pages</u>
CEO's Attestation	2
Balance Sheets	3-4
Income Statements	5-7
Statement of Cash Flows	8
Notes to the Financial Statements	9-14

Unaudited- See accompanying notes.

Chief Executive Officer's Attestation

I have reviewed the accompanying financial statements of My Trail Company, PBC, which comprise the balance sheets as of December 31, 2016 and 2017, income statements and cash flow statements for 2016 and 2017, and the related notes to the financial statements.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Demetri Coupounas
Chief Executive Officer
My Trail Company, PBC

My Trail Company, PBC
BALANCE SHEETS
December 31, 2016 and 2017
(unaudited)

	2016	2017
Current Assets		
1001 Colorado Biz Bank - Revenue	2,497	-
1002 Colorado Biz Bank - Operating	14,647	37,224
1013 Shopify Clearing	6,165	-
1014 PayPal Bank Account	14,098	2,258
1030 Cash	331	-
1100 Accounts Receivable	461	2,572
1200 Inventory	332,953	961,510
1201 Prepaid Inventory	160,708	175,400
1203 Prepaid Expenses	12,723	-
	544,581	1,178,965
Fixed Assets		
0001 Accumulated Depreciation	(13,878)	(23,878)
0002 Computer Equipment	7,898	9,004
0003 Computer Software	11,628	11,628
0004 Furniture & Fixtures	4,450	4,450
0005 Office Equipment	1,370	1,370
0006 Product Samples	10,000	10,000
0007 Production Equipment	3,096	3,096
0008 Warehouse Equipment	34,950	34,950
0010 Other Intangible Assets	5,000	5,000
0011 Security Deposits	920	49,100
0012 Trademark	5,000	5,000
	70,434	109,720
Other Assets		
	-	-
Total Assets	615,015	1,288,685

Unaudited- See accompanying notes.

	2016	2017
Current Liabilities		
2060 Deferred Cogs Account	210	(3,735)
2080 Trust Accounts - Gift Cards	7,443	7,668
2100 Accounts Payable	-	4,575
2101 Colorado Biz CC – 3081	4,927	16,004
2200 Sales Tax	3,954	-
2210 Accrued Interest	3,223	3,223
2220 Payroll Clearing	-	10,624
2290 Accrued Dividends - Preferred Stock	47,407	118,239
	67,163	156,597
Long Term Liabilities		
2800 Loan	-	290,000
2840 Gemcap Loan	119,118	435,839
2850 Vertical Source Loan	-	212,961
	119,118	938,800
Other Liabilities		
	-	-
Total Liabilities	186,282	1,095,397
Equity		
3000 Coupounas Children's Trust-Common Stock	50,400	50,400
3001 Demetri Coupounas-Common Stock	100,800	100,800
3002 Kim Coupounas-Common Stock	16,800	16,800
3003 Preferred Stock – DPO	711,660	927,430
3004 Preferred Stock - DPO:Preferred Stock Dividends	(52,009)	(128,584)
3200 Retained Earnings	(111,841)	(398,918)
Net Loss	(287,077)	(374,640)
Total Equity	428,733	193,288
Total Liabilities and Equity	615,015	1,288,685

Unaudited- See accompanying notes.

4

My Trail Company, PBC
INCOME STATEMENTS
FROM January 1 TO December 31, 2016 and 2017
(unaudited)

	2016	**2017**
Income		
4000 Merchandise Sales	294,353	944,077
4003 Refunds-Allowances	618	-
4020 Discounts	(18,170)	(27,850)
4030 Shipping	5,357	12,309
	282,158	928,537
Cost of Goods Sold		
5000 Supplies & Materials - COGS	147,935	511,355
	147,935	511,355
Gross Profit	134,223	417,182
Expense		
6000 Advertising	35,273	84,016
6002 Bank Charges	1,525	4,381
6003 Commissions & fees	-	75
6005 Dues & Subscriptions	6,022	3,629
6006 Employee Health Insurance	2,377	-
6007 Freight & Delivery	145	-
6008 Insurance	25,784	30,992
6009 Insurance:Key Man Life	3,107	-

	2016	2017
Expense (continued)		
6012 Interest Expense	21,227	51,927
6014 Legal & Professional Fees	28,206	38,254
6015 Meals and Entertainment	875	779
6016 Office Expenses	9,329	4,547
6018 Payroll Expenses	114,224	-
6019 Payroll Expenses:IRA ER Match	1,945	1,860
6020 Payroll Expenses:Payroll Service Fees	160	1,199
6021 Payroll Expenses:Payroll Taxes	1,072	18,040
6022 Payroll Expenses:Salaries & Wages	11,538	188,211
6023 Promotional	48,096	85,775
6024 Promotional:Promotional Items	97	-
6025 Promotional:Trade Shows	25	-
6026 Promotional:Website	4,869	67,908
6027 Rent or Lease	19,426	62,322
6028 Repair & Maintenance	2,113	3,437
6029 Shipping and delivery expense	17,830	68,679
6030 Stationery & Printing	27	-
6031 Subcontractors	29,250	-
6032 Supplies	1,273	7,292
6033 Taxes & Licenses	908	60
6035 Travel	4,748	6,716
6036 Travel Meals	47	-

Unaudited- See accompanying notes.

	2016	2017
Expense (continued)		
6038 Utilities	9,671	10,474
6039 Merchant Service Fees	10,495	31,375
6040 Computer Software	-	5,426
6050 Charitable Donations	-	4,428
7001 Interest Earned	(2)	-
7700 Exchange rate gains/losses	-	19
	411,682	781,821
Net Ordinary Loss	(277,460)	(364,640)
Other Income		
4510 Interest Income	1	-
Other Expense		
8000 Depreciation Expense	9,619	10,000
	(9,618)	(10,000)
Net Loss	(287,077)	(374,640)

My Trail Company, PBC
STATEMENT OF CASH FLOWS
INCOME STATEMENTS
FROM January 1 TO December 31, 2016 and 2017
(unaudited)

	2016	2017
Net loss	(287,317)	(374,640)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	9,619	10,000
(Increase) decrease from changes in assets and liabilities		
Inventory	(350,204)	(643,251)
Prepaid expenses and other current assets	(13,643)	9,278
Accounts payable	(216)	4,575
Accrued liabilities	8,155	21,469
Net cash used by operating activities	(633,606)	(972,569)
Cash flow from investing activities		
Purchases of equipment	(19,392)	(1,106)
Security deposit paid	-	(48,180)
Net cash used by financing activities	(19,392)	(49,286)
Cash flow from financing activities		
Net borrowings on long-term debt	119,118	819,682
Payment of dividends on preferred stock	(4,602)	(11,852)
Net proceeds on issuance of preferred stock	443,560	215,770
Net cash provided by financing activities	558,076	1,023,600
Net decrease in cash	(94,922)	1,745
Cash beginning of period	132,659	37,737
Cash end of period	37,737	39,482

Unaudited- See accompanying notes.

8

My Trail Company, PBC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1 – Summary of Significant Accounting Principles.

Company's Organization and Activities. My Trail Company, PBC (the "Company") is organized as a public benefit corporation and was incorporated in Colorado on April 9, 2015. On May 15, 2015, the Company acquired certain assets formerly owned by GoLite, LLC, a limited liability company previously controlled by the Company's controlling stockholder. The Company has been operating in the early stage, with efforts primarily focused on raising capital and debt financing, product development, marketing and sales. The Company produces, markets and sells high quality outdoor equipment and apparel, and supports trail systems in Colorado.

Use of Estimates in Preparing Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventory. Inventory, consisting primarily of outdoor equipment and apparel, is stated at the lower of first-in, first-out (FIFO) cost, or market. The Company utilizes contract manufacturers to produce most inventory and purchases the balance from other brands.

Depreciation and Amortization. Equipment is stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of the property and equipment, which are as follows: warehouse equipment, production equipment, furniture and fixtures = 7 years; computer equipment and software = 3-5 years; office equipment = 5 years.

Product Prototypes. Product prototypes are used in development, sales and marketing, and are expected to be sold at a later date.

Intangible Assets. Intangible assets consist of trademarks and other intangibles. Indefinite-lived intangibles are tested for impairment annually. Finite-lived intangibles are amortized over their estimated economic life on the straight-line method.

Long-lived Assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized

Unaudited- See accompanying notes.

based on the excess of the asset's carrying amount over fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue and Cost Recognition. The Company recognizes revenue in the period the product is shipped and title is transferred to the Customer. Shipping and handling charges are included in net revenue and the related costs are included in sales and marketing.

Advertising. The Company expenses the cost of advertising as incurred. The Company expensed $84,016 and $35,273 for advertising and marketing during the year ended December 31, 2017 and 2016 respectively.

Income Taxes. The Company recognizes deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not. The recognition of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company utilizes the provisions of ASC 740, pertaining to accounting for uncertainty in income taxes. The pronouncement requires the use of a more-likely-than-not recognition criteria before and separate from the measurement of a tax position. An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

The Company has evaluated the recognition, measurement, presentation, and disclosure relating to uncertain tax provisions. Management has determined that the effects of uncertain tax positions that are anticipated in its initial filing are not material to the Company for recognition or disclosure in the accompanying financial statements. Accordingly, no provision has been made in the financial statements for federal or state income tax expense or benefits for uncertain tax positions.

All income tax years are open for examination and are subject to taxation at corporate tax rates. At December 31, 2017, the income tax returns for 2015 and 2016 are the only tax returns subject to examination. Additionally, penalties and interest may be assessed on income taxes that become delinquent.

Concentrations. The Company has one supplier that currently accounts for the majority of production and inventory since inception.

The Company maintains its cash balances in a limited number of financial institutions. Cash balances may exceed Federal Deposit Insurance Corporation limits from time to time.

Reclassifications. Certain amounts in the 2016 financial statements have been reclassified to conform with reporting in 2017, without affecting net income.

Unaudited- See accompanying notes.

Subsequent Events. Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through April 29, 2018, which is the date the financial statements were available to be issued.

2 – Initial Capitalization

On May 15, 2015, 100,000 shares of the Company's common stock were issued in exchange for cash, expenses paid, and assets formerly owned by GoLite, LLC, a limited liability company previously controlled by one of the individuals receiving the shares of stock.

A condensed summary of assets acquired in the initial capitalization on May 15, 2015 is as follows: equipment = $54,000; cash = $20,000; cash paid for training expenses $16,000; intangible assets $10,000 (total assets acquired = $100,000).

3 – Inventories

Inventories consisted of the following at December 31:
- In 2016, work in progress = $160,707; finished goods = $332,953; total = $493,660.
- In 2017, work in progress = $175,400; finished goods = $961,510; total = $1,136,910.

4 – Intangible Assets

Intangible Assets. The Company has acquire certain intangible assets through the purchase of assets formerly owned by GoLite, LLC, a limited liability company previously controlled by a related party and the purchase of a trademark.

Intangible assets consist of the following:
- In 2016, trademark= $5,000; other intangible assets = $5,000; total = $10,000.
- In 2017, trademark= $5,000; other intangible assets = $5,000; total = $10,000.

5 – Line of Credit

The Company has a $1,000,000 line of credit agreement with GemCap Lending I, LLC. Borrowings bear interest at the prime rate, plus 14.75% (total rate of 19.25% at December 31, 2017) with interest payments due monthly. The agreement is collateralized by substantially all business assets and matures in March 2019. Total outstanding borrowings on the line of credit agreement totaled $435,839 at December 31, 2017.

6 – Stockholders' Equity

Preferred Stock. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of preferred stock, with a par value of $5 per share. The preferred stock is designated as Series A Preferred Stock. Series A Preferred Stock is not convertible into common stock or any other security of the Company. In the event of liquidation, holders of Series A Preferred Stock have distribution preference over holders of common stock.

At any time, holders of Series A Preferred Stock may request that the Company redeem their shares. If the request is made less than five years after the shares were issued, the Company may, but is not required to, redeem the shares at a redemption price equal to the original purchase price less any dividends previously paid. If the request is made at least five years after the shares were issued, the Company must redeem the shares at a redemption price equal to the original price plus any accrued by unpaid dividends.

In addition, the Company has the option to redeem any shares of preferred stock at any time. If the redemption is made less than ten years after the shares were issued, the redemption price is two times the original price of such shares, less the aggregate amounts of dividends previously paid. If the shares are redeemed at least ten years after the shares were issued, the redemption price is the original purchase price plus the amount of accrued but unpaid dividends. There were no redemptions of preferred stock during the years ended December 31, 2017 or 2016.

Dividends of Series A Preferred Stock accrue at an annual rate of 10% and are payable annually at the discretion of the Board of Directors. Dividends earned during the year ended December 31, 2017 and 2016 totaled $82,684 and $47,407 respectively. Dividends earned that are unpaid are cumulative.

Common Stock. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of common stock, with a par value of $1 per share. Dividends on shares of common stock shall not be declared or paid unless all accrued dividends on shares of Series A Preferred Stock have been paid or are paid simultaneously. All voting rights with respect to the affairs of the Corporation belong to holders of common stock, proportionately to the number of common stock shares held.

7 – Operating Lease Transactions

Operating Leases. The Company has two operating leases for facilities located in Boulder, Colorado and Silverthorne, Colorado. The leases require monthly rental payments of $16,304 per month.

8 – Income Taxes

The Company has net operating loss carryforwards for both federal and Colorado that can be used to offset future taxable income, which expire in varying amounts through 2037.

Realization of the income tax benefits of future deductible amounts is dependent on the Company's ability to generate taxable income in amounts sufficient to absorb net operating loss carryovers prior to their expiration. Provisions of the Internal Revenue Code pertaining to changes in ownership interest, alternative minimum taxes and credit limitations may limit the amounts of carryovers that may be absorbed in any specific year.

9 – Life Insurance

The Company is the owner and beneficiary of a $4,000,000 term life insurance policy covering its Chief Executive Officer.